INFORMATION REGARDING OPTIONAL DIVIDEND — KONINKLIJKE PHILIPS ELECTRONICS N.V. (Royal Philips Electronics)

The Annual General Meeting of Shareholders held on March 25, 2010 has approved the payment of a distribution of EUR 0.70 per common share of EUR 0.20 par value.

The distribution will be payable in cash or shares, at the option of the shareholder, against the net income for 2009 and the retained earnings of the Company. The Company will calculate the number of share dividend rights entitled to one new common share, such that the gross dividend in shares will be approximately 3% higher than the gross dividend in cash. Dividend in cash is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the dividend in cash paid to the shareholders. Dividend in shares paid out of earnings and retained earnings is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (which value amounts to EUR 0.20 per share). The Dutch dividend withholding tax in case of dividend in shares will be borne by Philips.

You are given the opportunity until the close of NYSE Euronext Amsterdam N.V. (“Euronext Amsterdam”) on Friday, April 23, 2010 (15.00h CET) to indicate your choice. On Tuesday, April 27, 2010, the number of share dividend rights of the common shares entitling to one new share (“exchange ratio”), will be published. This exchange ratio is based on the volume weighted average price of all traded common shares Koninklijke Philips Electronics N.V. at Euronext Amsterdam on 21, 22 and 23 April 2010 and in such a manner that the gross dividend in shares will be approximately 3% higher than the gross dividend in cash.

The new common shares are entitled to the dividend for 2010 and dividend for the subsequent financial years. Dividend rights will not be traded on Euronext Amsterdam.

The following timetable applies:

March 29, 2010 : March 31, 2010 :	Ex-dividend quotation Dividend record date
April 1 – April 23, 2010
(15.00h CET) : April 23, 2010 : April 27, 2010 : April 28, 2010 :	Election period: cash or share dividend
Determination of the exchange ratio (after close of trading)
Publication exchange ratio and number of shares to be issued
Dividend payment in cash and delivery of new common shares

You are requested to indicate your choice within the determined period, through your bank or stockbroker to The Royal Bank of Scotland N.V. (“RBS”), Gustav Mahlerlaan 10 (HQ 3130), 1082 PP Amsterdam, the Netherlands. If you hold your shares in a custody account with a bank or stockbroker, then the bank or stockbroker in question generally reports the dividend in shares, unless you choose differently. If no choice is made during this election period the dividend will be paid in shares.

Payment of the dividend on the common shares and delivery of new common shares, with settlement of fractions in cash, if required, will take place from April 28, 2010 on the basis of the delivered dividend rights. The dividend payment to holders of shares of New York Registry will be made in USD at the USD/EUR rate fixed by the European Central Bank on April 26, 2010.

Holders of ordinary shares in the form of K-shares (K-stukken) who wish to collect their dividend after April 28, 2010, will receive the value of such dividend in cash.

The shares will be listed ex-dividend as of March 29, 2010. In compliance with the listing requirements of the New York Stock Exchange and the stock market of Euronext Amsterdam, the record date will be March 31, 2010. The dividend will be made available to you via the bank or stockbroker where your shares are administered at the close of trading on March 31, 2010. The new common shares to be issued as stock dividend will be admitted to trading without prospectus pursuant to article 5:4 sub e of the Financial Markets Supervision Act (Wet op het financieel toezicht).

Registered shares
Holders of registered shares, included in the register of holders of common shares will be notified separately of the final dividend to which they are entitled.

Members
Each Member receives a commission for each new common share issued by the Company in CF-form. Such commission is based on RBS’s circular dated November 29, 2000. In order to receive the commission, each Member is required to deliver the dividend rights directly to RBS’s account 28009/106. Furthermore, each Member will need to confirm to RBS that it is a Member and that it has executed the exchange of dividend rights into new common shares (incl. settlement of fractions) on a cost free basis for your underlying clients.

Amsterdam, March 25, 2010
Board of Management